SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Floating Rate Series III Notes in a principal amount of ARS 153,152,082.00, due 2013. filed by the Company with the Bolsa de Comercio and Comisión Nacional de Valores.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Floating Rate Series III Notes in a principal amount of ARS 153,152,082, due 2013

By letter dated August 7th, 2013, Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on August 14th, 2013, will start the payment of the sixth installment of interests and third installment of principal, related to its Series III Notes issued on February 14th, 2012.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	August 14th, 2013
Number of service to be paid:	Sixth installment of interests / Third installment of principal.
Period comprised by the payment:	May 14th, 2013 / August 14th, 2013.
Concept of payment:	Interests (100%). Principal (33.34%)
Payment Currency:	ARS (Argentine Peso)
Capital Outstanding:	ARS 51,060,904.14
Annual Nominal Interest:	19.0833%
Amount of interest being paid:	ARS 2,456,048.51
Amortization coupon:	ARS 51,060,904.14
Payment address:	25 de Mayo 362, Buenos Aires, Argentina.

Interests will be paid to the people at whose name the Notes were registered as of August 13th, 2013 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

August 7th, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets